E10

SEC

19005694

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

Washington, DC

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DuPont Capital Management Marketing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	Delaware	19803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo — 302-477-6076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Ste. 1800, 2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John R. Macedo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DuPont Capital Management Marketing Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN V. GRAVES
NOTARY PUBLIC
STATE OF DELAWARE
MY COMMISSION EXPIRES JUNE 21, 2020

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of DuPont Capital Management Marketing Corporation (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 8, 2019

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street, Suite 1800, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	1,300,917
Other assets		36,390
Deferred income taxes		12,767
Total Assets	$	1,350,074
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates	$	57,276
Accrued expenses		36,239
Total Liabilities		93,515
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(45,441)
Total Stockholder's Equity		1,256,559
Total Liabilities and Stockholder's Equity	$	1,350,074

The accompanying notes are an integral part of this financial statement.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC. DCM's Board of Directors has resolved to take steps as necessary to ensure that the Company maintains compliance with applicable regulatory capitalization requirements.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager. In September 2017, a continuance in membership was granted by FINRA for a change in the Company's affiliations due to the merger of the Company's ultimate parent, E.I. du Pont de Nemours and Company, with The Dow Chemical Company. This merger formed a new parent company, DowDuPont Inc. ("DowDuPont").

Management intends to restructure DowDuPont into three independent, publicly traded companies. In June 2019, the Company and DCM are expected to become wholly-owned subsidiaries of Corteva, Inc.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with dollar-weighted average maturities of less than three months, that are not held for sale in the ordinary course of business. Cash and cash equivalents consists of an investment in a U.S. Treasury money market fund.

Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and fees prepaid to FINRA for the 2019 calendar year.

Due to Affiliates
Due to affiliates represents the Company's accrued liabilities for costs due to DCM under an expense sharing agreement and tax liabilities settled with DowDuPont, partially offset by amounts due from DCM under revenue sharing agreements.

Income Taxes
The Company is included in the consolidated federal income tax return filed by DowDuPont and it files a separate Delaware state income tax return. DowDuPont allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DowDuPont's practice to annually settle federal income tax accruals with its subsidiaries. In absence of DowDuPont's settlement practice, the Company may not be able to realize tax benefits in whole or in part.

The Company has a deferred tax asset for state income taxes because of net operating losses being carried forward. Utilization of the net operating losses is dependent on generating future taxable income. Net operating loss carryforwards begin expiring in the 2032 tax year.

As of December 31, 2018, the Company has a current federal tax liability of $52,030 and a prior year tax liability of $97,477 included in Due to affiliates for taxes being settled by DCM with DowDuPont (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2018, a receivable of $136,200 is included as a reduction of the amount in Due to affiliates. In addition, the Company bears the cost of commissions payable to registered representatives in connection with wholesaling. No commissions were payable at December 31, 2018.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. In addition, the Company bears the cost of commissions payable to registered representatives in connection with sales of interests in the private equity funds for the first 36 months of each fund's operation. No commissions were payable at December 31, 2018.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2018, a liability of $44,326 is included in Due to affiliates.

Services provided under the expense sharing agreement include: Salaries and benefits for DCM employees to the extent they provide support to the Company; Systems operations and development; Occupancy expenses; Corporate allocations, including payroll, human resources and business continuity; and Other expenses, including operating supplies, telecommunications, travel, training, publications and miscellaneous costs.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DowDuPont Company and it files a separate Delaware state income tax return (see Note 2). The DowDuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. During 2018, the Company determined it would be "more-likely-than-not" it would realize the benefit of its state net operating loss carryforward and released the $34,263 prior year valuation allowance. The Company utilized $21,496 of the deferred tax asset in the current year, resulting in a $12,767 deferred income tax asset for the remaining state NOL carryforward.

As of December 31, 2018, deferred tax assets are as follows:

Deferred income taxes:	
State net operating loss carryforwards	$ 12,767

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DowDuPont Company consolidated tax returns would be sustained. The DowDuPont Company's taxable years 2012 to current remain subject to examination by the Internal Revenue Service.

In December 2017, the President signed into law the Tax Cuts and Jobs Act (the "Act"). The Act represented major tax reform legislation that, among other provisions, reduced the existing maximum U.S. corporate income tax rate from 35% to 21%. The rate reduction took effect January 1, 2018. The Act did not have an impact on re-measurement of the Company's deferred taxes.

5. Concentrations

The financial instrument that potentially subjects the Company to a concentration of credit risk is a money market fund, which is not federally insured. Management of the Company believes it has adequately mitigated its concentration risk by only investing in or through a major financial institution.

Substantially all of the Company's revenue comes from its parent, DCM, through revenue sharing and placement agent agreements. The Company expects to maintain this relationship with DCM.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,181,384 which was $1,175,150 in excess of its requirement of $6,234. The Company's net capital ratio was .08 to 1. The Company is claiming exemption from reserve calculations under rule 15c3-3(k)(2)(i).

7. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and,
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's Cash and cash equivalents consist of an investment in a U.S. Treasury money market fund and is fair valued on a recurring basis using unadjusted quoted prices in active markets that are accessible for identical assets. Cash equivalents are classified as Level 1. The Company's policy for determining the timing of transfers between levels in the fair value hierarchy is the end of the reporting period. There were no transfers between levels during the period.

8. Contingencies

I the normal course of business, the Company may provide general indemnifications pursuant to certain contracts and organizational documents. The Company is subject to regulatory examinations and inquiries. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA and state securities regulators. The Company's maximum exposure is dependent on future claims that may be made against it and, therefore, cannot be estimated. However, based on experience, the Company expects any risk of liability associated with such claims to be remote.

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9. Subsequent Events

In preparing the Statement of Financial Condition as of December 31, 2018, the Company has considered the impact of subsequent events occurring through February 8, 2019, the date the financial statements were available to be issued, for potential recognition or disclosure in this financial statement. There are no subsequent events that have occurred.